Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Carbon Streaming Corporation (“Carbon Streaming” or the “Company”)

4 King Street West, Suite 401

Toronto, ON, M5H 1B6

Item 2	Date of Material Change

August 5, 2021

Item 3	News Release

On each of August 3 and August 5, 2021, a press release (the “Press Releases”) was disseminated through Business Wire and filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

Carbon Streaming has entered into a carbon credits streaming agreement dated as of July 30, 2021 (the “Carbon Stream”) with Infinite-EARTH Limited (“InfiniteEARTH”) in respect of the Rimba Raya Biodiversity Reserve on the island of Borneo in Indonesia (the “Rimba Raya Project”). In connection with entering into the Carbon Stream, Carbon Streaming has also entered into a strategic alliance agreement (the “SAA”) with the founders of InfiniteEARTH.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 3, 2021, the Company announced that it had entered into the Carbon Stream and the SAA with InfiniteEARTH. The transactions contemplated in each of the Carbon Stream and SAA were completed effective August 5, 2021.

InfiniteEARTH is the developer of the Rimba Raya Project, the industry’s flagship REDD+ (Reducing Emissions from Deforestation and forest Degradation) project. Under the terms of Carbon Steam, InfiniteEARTH will deliver 100% of the carbon credits created by the Rimba Raya Project, expected to be 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. In addition, for the first four years, the amounts delivered under the Carbon Stream include 1,000,000 carbon credits per annum at a pre-agreed gross sale price of US$8.50.

In addition to the Carbon Stream, the Company and the founders of InfiniteEARTH (the “Founders”) entered into the SAA whereby they have agreed to provide consulting services to the Company. The consulting services will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of Blue Carbon credit projects throughout the Americas which the Founders believe have the potential to create over 18 million carbon credits per year.

Pursuant to the terms of the transaction, the Company made an upfront cash investment of US$26.3 million (the “Cash Consideration”) consisting of US$22.3 million for the Carbon Stream with InfiniteEARTH and US$4.0 million for the SAA with the Founders. In consideration for entering into the SAA, 22,695,900 common shares of the Company were issued to the Founders, which the Founders intend to use to build a robust team to develop a portfolio of Blue Carbon projects throughout the Americas. In addition to the Cash Consideration, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the Carbon Stream.

For additional information, see the Press Releases dated August 3 and August 5, 2021, which are available under the Company’s profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

Item 9	Date of Report

August 11, 2021